Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 15, 2023

References are made to the circular (the “Circular”) of Baozun Inc. (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated May 16, 2023. Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that at the AGM held on June 15, 2023, the Notice of which was given to the Shareholders on May 16, 2023, all the proposed resolutions as set out in the Notice were taken by poll. The poll results are as follows:

Ordinary Resolutions			Number of Votes Cast (approximate % of total number of votes cast)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
1.	To receive, consider and adopt the audited consolidated financial statements for the year ended 31 December 2022 together with the report of the directors of the Company (the “Directors”) and the independent auditor’s report.	Class A ordinary shares (“Class A Shares)”	67,193,456 (99.922597%)	52,050 (0.077403%)	367,803 (–%)	67,245,506	67,245,506
		Class B ordinary shares (“Class B Shares”)	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	200,200,836 (99.974008%)	52,050 (0.025992%)	367,803 (–%)	200,252,886	80,546,244

Ordinary Resolutions			Number of Votes Cast (approximate % of total number of votes cast)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
2.	(a) To re-elect the following retiring Directors:
	(i) Mr. Yiu Pong Chan as an independent Director.	Class A Shares	66,751,844 (99.213480%)	529,179 (0.786520%)	332,286 (–%)	67,281,023	67,281,023
		Class B Shares	13,300,738 (100.000000%)	0 (0.000000%)	0 (–%)	13,300,738	13,300,738
		Total	80,052,582 (99.343302%)	529,179 (0.656698%)	332,286 (–%)	80,581,761	80,581,761
	(ii) Mr. Steve Hsien- Chieng Hsia as an independent Director.	Class A Shares	54,957,122 (81.710323%)	12,301,359 (18.289677%)	354,828 (–%)	67,258,481	67,258,481
		Class B Shares	13,300,738 (100.000000%)	0 (0.000000%)	0 (–%)	13,300,738	13,300,738
		Total	68,257,860 (84.730042%)	12,301,359 (15.269958%)	354,828 (–%)	80,559,219	80,559,219
	(iii) Mr. Benjamin Changqing Ye as an independent Director.	Class A Shares	31,805,298 (47.272527%)	35,475,425 (52.727473%)	332,586 (–%)	67,280,723	67,280,723
		Class B Shares	13,300,738 (100.000000%)	0 (0.000000%)	0 (–%)	13,300,738	13,300,738
		Total	45,106,036 (55.975699%)	35,475,425 (44.024301%)	332,586 (–%)	80,581,461	80,581,461
	(b) To authorize the board of Directors (the “Board”) to fix the Directors’ fees.	Class A Shares	65,039,642 (96.654497%)	2,251,218 (3.345503%)	322,449 (–%)	67,290,860	67,290,860
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	198,047,022 (98.876067%)	2,251,218 (1.123933%)	322,449 (–%)	200,298,240	80,591,598
3.	To re-appoint Deloitte Touche Tohmatsu as auditor of the Company and authorize the Board to fix its remuneration.	Class A Shares	67,292,885 (99.682160%)	214,566 (0.317840%)	105,858 (–%)	67,507,451	67,507,451
		Class B Shares	13,300,738 (100.000000%)	0 (0.000000%)	0 (–%)	13,300,738	13,300,738
		Total	80,593,623 (99.734475%)	214,566 (0.265525%)	105,858 (–%)	80,808,189	80,808,189

Ordinary Resolutions			Number of Votes Cast (approximate % of total number of votes cast)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
4.	To approve the grant of 1,752,984 restricted share units (the “RSU(s)”) to Mr. Vincent Wenbin Qiu (“Mr. Qiu”) in accordance with the terms of the share incentive plan approved by the shareholders of the Company on October 21, 2022 and effective from November 1, 2022, subject to all applicable laws, rules, regulations and the applicable RSU award agreement, and to authorize the Board to exercise all rights and powers as it may in its sole discretion consider necessary or expedient to give full effect to the proposed grant of 1,752,984 RSUs to Mr. Qiu and the allotment and issue of the Class A ordinary shares and/ or the American depositary shares of the Company (the “ADS(s)”) upon the vesting of the RSUs to Mr. Qiu, and to approve, confirm and ratify any and all such acts to effect the aforesaid grant.	Class A Shares	39,645,146 (96.654423%)	1,372,269 (3.345577%)	26,595,894 (–%)	41,017,415	41,017,415
		Class B Shares	0 (0.000000%)	0 (0.000000%)	133,007,380 (–%)	0	0
		Total	39,645,146 (96.654423%)	1,372,269 (3.345577%)	159,603,274 (–%)	41,017,415	41,017,415
5.	To give a general mandate to the Directors to allot, issue and deal with additional Class A ordinary shares or ADSs not exceeding 20% of the number of the issued shares of the Company (the “Issue Mandate”).	Class A Shares	29,910,277 (44.334359%)	37,554,952 (55.665641%)	148,080 (–%)	67,465,229	67,465,229
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	162,917,657 (81.266791%)	37,554,952 (18.733209%)	148,080 (–%)	200,472,609	80,765,967
6.	To give a general mandate to the Directors to buy back Class A ordinary shares or ADSs not exceeding 10% of the number of the issued shares of the Company.	Class A Shares	67,386,410 (99.805256%)	131,487 (0.194744%)	95,412 (–%)	67,517,897	67,517,897
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	200,393,790 (99.934429%)	131,487 (0.065571%)	95,412 (–%)	200,525,277	80,818,635
7.	To extend the Issue Mandate by the number of Class A ordinary shares or ADSs bought back by the Company.	Class A Shares	30,679,872 (45.441157%)	36,835,733 (54.558843%)	97,704 (–%)	67,515,605	67,515,605
		Class B Shares	133,007,380 (100.000000%)	0 (0.000000%)	0 (–%)	133,007,380	13,300,738
		Total	163,687,252 (81.630169%)	36,835,733 (18.369831%)	97,704 (–%)	200,522,985	80,816,343

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 7 above, such resolutions were duly passed as ordinary resolutions.

(b)	As at the date of the AGM, the total number of issued Shares was 177,983,130 Shares, comprising 164,682,392 Class A Shares and 13,300,738 Class B Shares, entitling the holders to attend and vote on the resolutions at the AGM as set forth below.

(c)	In accordance with the Listing Rules, each Class A Share and each Class B Share shall entitle its holder to one vote on a poll at the AGM in respect of the resolutions numbered 2(a)(i), 2(a)(ii), 2(a)(iii) and 3 above. Each Class A Share shall entitle its holder to one vote and each Class B Share shall entitle its holder to ten votes in respect of the resolutions numbered 1, 2(b) and 4 to 7 above.

(d)	Mr. Qiu and his associates and all core connected persons of the Company, who held 30,144,360 Class A Shares and 13,300,738 lass B Shares of the Company as at the date of the AGM, were required to abstain and had abstained from voting on the resolution numbered 4 at the AGM. Accordingly, the number of Shares entitling the holders to attend and vote on resolution numbered 4 at the AGM was 134,538,032 Class A Shares.

(e)	Save as disclosed above, no other Shareholder was required to abstain from voting in respect of the resolutions at the AGM. None of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(f)	Computershare Hong Kong Investor Services Limited, the Company’s Hong Kong branch share registrar, was appointed as the scrutineer for the purpose of vote-taking at the AGM.

(g)	Directors of the Company, namely, Mr. Vincent Wenbin Qiu, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu, and independent Directors of the Company, namely, Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye attended the AGM. Mr. Satoshi Okada was unable to attend the AGM due to other business commitments.

By order of the Board

Baozun Inc.

Mr. Vincent Wenbin Qiu

Chairman

Hong Kong, June 15, 2023

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

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